

December 22, 2014

Adam W. Miller
Chief Financial Officer
Knight Transportation, Inc.
20002 North 19th Avenue
Phoenix, Arizona 85027

> **Re:** **Knight Transportation, Inc.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Form 10-Q for the Quarterly Period Ended September 30, 2014**
> **File No. 001-32396**

Dear Mr. Miller:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Management's Discussion and Analysis, page 31

Results of Operations

Fiscal 2013 Compared to Fiscal 2012, page 28

1. We note from your disclosure on page 29 that the adjusted operating ratio (non-GAAP) based upon total operating expenses, net of fuel surcharge, as a percentage of revenue before fuel surcharge, was 85.6% for both 2013 and 2012. We also note that in footnote (4) on page 20 you disclose that this calculation of operating ratio is a non-GAAP financial measure is not an alternative for, and should be considered in addition to, the calculation of operating ratio as operating expenses expressed as a percentage of total revenue. In contrast to the segment adjusted operating ratios which are excluded from the definition of a non-GAAP measure due to the requirements to disclose the measures

under ASC 280 as the measure of segment profitability used by the CODM, the consolidated operating ratio excluding fuel surcharge revenue is a non-GAAP financial measure which requires additional disclosures under Item 10(e) of Regulation S-K. These disclosures include a reconciliation of the non-GAAP financial measure to the most comparable GAAP measure and disclosure of why management believes the measure is useful to investors. Please revise to include these disclosures accordingly.

Form 10-Q for the Quarterly Period Ended September 30, 2014

Note 1. Financial Information, page 7

Revision of Prior Period Reported Amounts, page 7

2. We note that during the first quarter of 2014, you identified errors associated with income tax accounts reported in prior periods. Please tell us in more detail how the errors were made in accounting for your incentive stock options under FAS 123R since the adoption in 2006, and how those errors were discovered during 2014. Also, please tell us how you are able to conclude that your disclosure controls and procedures are effective in each quarter in 2014. Additionally, please tell us the consideration given to the re-evaluation of your conclusion as to whether these errors resulted in a material weakness in your internal control over financial reporting at December 31, 2013, and describe the remediation plans taken by management to alleviate the weakness.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly Singleton at (202) 551-3328 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3379.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief